Exhibit 21.1

Subsidiaries of Calypte Biomedical Corporation

Name of Subsidiary	Where Incorporated
Beijing Marr Bio-Pharmaceuticals Co., Ltd.	People’s Republic of China
Beijing Calypte Biomedical Technology Ltd.	People’s Republic of China